MAIL STOP 0511
May 20, 2005

Howard Balter, Chief Executive Officer
Ad. Venture Partners, Inc.
18 W. 18th Street, 11th Floor
New York, NY 10011

Re:	Ad. Venture Partners, Inc.
Registration Statement on Form S-1
File No. 333-124141
      Filed on April 18, 2005

Dear Mr. Balter,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

3. With a view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings and involve an officer, director, affiliate, underwriter or attorney of Ad.Venture. For these other companies, tell us the Securities Act form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus.

Prospectus Cover Page

4. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Wedbush Morgan
Securities Inc. (Wedbush) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that Wedbush will consider in making the determination to allow earlier separate trading. If Wedbush decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Prospectus Summary, page 1

5. We note your statements here and in the business section that you believe that current market conditions are "favorable." In light of the fact that your current business plans are purely speculative, please revise to limit the use of promotional language throughout the prospectus, or revise to disclose the reasonable basis for the promotional language.

6. We note your statement that in the "five years since mid-2000 have seen dramatic shifts in the competitive landscape" of the industry you intend to enter. Please revise to cite the source for that statement.

7. We note your disclosure here throughout the registration statement that your management has extensive contacts and that you will rely upon such contacts to locate a target business. If management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, it would appear appropriate to disclose this information. Please revise or advise supplementally.

Please tell us supplementally whether Ad.Venture or persons acting on your behalf have had communications with possible target businesses or parties representing them. If yes, please describe those communications. Also, please explain whether those communications should be disclosed in the prospectus. If you do not believe disclosure is appropriate, please explain why.

8. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will account for the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

9. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning
20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

10. We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify here if the warrants remain outstanding following an election to receive funds in the trust.

Risk factors, page 6

11. We note your statement that additional risks "that [you] deem immaterial may also harm us or affect your investment." All material risks should be described. If risks are not deemed material, the company should not reference them. Please revise the disclosure accordingly. Revise your first paragraph to clarify that you discuss all material risks in this section.

12. In risk factor 5, we note your disclosure that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

13. We note your disclosure in risk factor 11 and on page 37 regarding the Messrs. Balter and Slasky`s agreement with Wedbush to make open market purchases of the warrants once separate trading begins. Please identify the "certain affiliates" that are involved in this agreement later in your filing. Also, in this risk factor please revise to quantify that maximum price set by the agreement.

14. The arrangement discussed in risk factor 11 appears to be an additional mechanism for initial shareholders to retain an even larger portion of the ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in this section, or explain supplementally why this does not present a material risk in the offering.

15. We note your risk factor discussing the effect that Sarbanes-
Oxley has on your reporting requirements. This is a risk that appears to affect all public companies. Please revise to discuss how this risk is specific to your company or remove.

16. We note your disclosure in risk factor 23 (and other sections) that management may recoup "out-of-pocket expenses" from the proceeds not placed in trust. We also note that there is no limit set on such expenses. To the extent that such costs exceed the available proceeds not deposited in the trust, please revise to discuss how you will satisfy any excess out-of-pocket expenses.

17. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders.

Use of Proceeds, page 17

18. We note that you have allocated $200,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform the all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

Proposed Business, page 23

19. We note your disclosure that there are "limited capital raising alternatives" for private companies, which will provide you with an advantage to acquiring such companies at "favorable valuations." The disclosure appears to imply that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions. Please revise to discuss your basis for that implication. If that is not the implication you intend to convey with your disclosure, please advise.

20. We note your disclosure regarding your advantages in "sourcing structuring and consummating a business combination." The noted disclosure appears to contradict the disclosure on page 28.
Please
revise to reconcile or advise.

21. We note the disclosure on page 24 that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.

22. In conjunction with the preceding comments and given the general disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

23. We note the disclosure of the general criteria you will use in selecting a target company. Please tell us supplementally if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please supplementally discuss why such criteria should not be disclosed in your prospectus.

24. We note that you will seek an opinion from an "independent investment banking firm" examining the fairness of any potential business combination. Please revise to clarify if the opinion will be disclosed in your proxy statement and whether the independent firm will be a consenting expert included in any subsequent registration statements filed. Also, please clarify, if true, that the conflict would result if management chooses an affiliated company as a target.

25. We note your disclosure on page 26 that it is possible that one or more of your officers or directors will remain associated with you following a business combination. Please revise to clarify if management may condition their retention into any agreement to consummate a business combination.

Conversion rights

26. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0003 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

27. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the existing stockholder may intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

Management, page 32

28. Please disclose the period during which each person has served as a director, as required by Item 401(a)(3) of Regulation S-B.

29. We note your disclosure that eXact Advertising is a "diversified internet contextual marketing company." Please revise to define your use of the term "contextual marketing company."

30. We note your disclosure that Ilan Slasky has "worked for Merrill
Lynch."  Please revise to discuss the positions he held.

31. We note your disclosure that Lawrence Askowitz was "employed at
Credit Suisse First Boston" and "Lazard." Please revise to discuss the positions he held.

32. We note your disclosure that Shlomo Kalish is associated with various entities. Please revise to discuss the time frame he was associated such entities.

33. We note your disclosure that Dr. Kalish is on the "boards of several companies." Please revise to name and briefly describe those companies. Also, please revise to clarify what Dr. Kalish`s involvement was in the "early stage capitalization of several companies."

34. Please revise to clarify if it is possible for management to receive any monetary compensation, directly or indirectly, from a potential target business prior to or after the consummation of a business combination.

Certain Relationships and Related Transactions, page 34

35. We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to
Item 404(d) of Regulation S-K.

36. Please revise to explain why it is unlikely that eXact
Advertising would seek to acquire businesses that you target.

37. We note your disclosure that you will "minimize potential conflicts of interest" since each of your directors have agreed to present business opportunities to you first before any other entity they are associated with. We note that members of management have a number of "pre-existing fiduciary obligations." Please revise to clearly state that your efforts to minimize potential conflicts are limited to subsequent associations members of management will or may encounter in the future with companies in a similar line of business.

Principal Stockholders, page 36

38. Please clarify the purpose(s) of the disclosed mandatory warrant bids by Messrs. Balter and Slasky (and affiliates).

39. We note your disclosure that Messrs. Balter and Slasky (and affiliates) have agreed to not sell or transfer any of the warrants purchased in the open market until the "earlier of the completion of a business combination or distribution of the trust account." Please revise to clarify if the "distribution of the trust account" noted in the disclosure is referring to the situation where you liquidate the trust. If so, we do not understand the point of the disclosure since the warrants would not be resalable in the event of liquidation. Please advise.

Description of Securities, page 37

40. On page 40, please revise to clarify the "certain limited exceptions" that would allow initial shareholders to transfer shares before the expiration of the lock-up agreement.

Underwriting, page 47

41. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.

Financial Statements
General

42. Please note the updating requirements for the financial statements pursuant to Rules 3-01 and 3-02 of Regulation S-X.

43. Please provide a current accountant`s consent in any amendment.

Part II
Exhibits

44. Please file the form of the underwriting agreement and the warrant purchase agreement among Wedbush and your initial shareholders with the next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Gian-Michele aMarca
	Fax #  (415) 951-3699


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Ad.Venture Partners, Inc.
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